                                  SCHEDULE 13D

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CUSIP NO. 034602-10-2                            PAGE 1 OF 9 PAGES
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  Anergen, Inc.
               ---------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
               ---------------------------------------------------
                         (Title of Class of Securities)

                                   034602-10-2
               ---------------------------------------------------
                                 (CUSIP Number)

                             Barry M. Sherman, M.D.
                      President and Chief Executive Officer
                                  Anergen, Inc.
                               301 Penobscot Drive
                         Redwood City, California 94063
                                 (650) 361-8901
         ---------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 11, 1998
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

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CUSIP NO. 034602-10-2                                   PAGE 2 OF 9 PAGES
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------------ -------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             CORIXA CORPORATION

             91-1654387
------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]
------------ -------------------------------------------------------------------
3            SEC USE ONLY

------------ -------------------------------------------------------------------
4            SOURCE OF FUNDS*
             OO
------------ -------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
------------ -------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
------------ -------------------------------------------------------------------
                    7     SOLE VOTING POWER
                          0
    NUMBER OF
                    ----- ------------------------------------------------------
      SHARES        8     SHARED VOTING POWER
   BENEFICIALLY           9,146,294(1)
     OWNED BY
                    ----- ------------------------------------------------------
       EACH         9     SOLE DISPOSITIVE POWER
    REPORTING             0
      PERSON
                    ----- ------------------------------------------------------
       WITH         10    SHARED DISPOSITIVE POWER
                          9,146,294(1)

------------ -------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             9,146,294
------------ -------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*     |X|

------------ -------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             48.3% (1)
------------ -------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
             CO
------------ -------------------------------------------------------------------

(1) 9,146,294 of the shares of the Issuer Common Stock (excluding warrant shares held by certain stockholders and option shares exercisable within 60 days of January 8, 1999, which are included on Schedule II) covered by this report are subject to a Voting Agreement entered into by certain stockholders of the Issuer with the Reporting Person pursuant to which such stockholders have agreed to vote all of the

                                  SCHEDULE 13D

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CUSIP NO. 034602-10-2                                    PAGE 3 OF 9 PAGES
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shares of Issuer Common Stock beneficially owned by such stockholders in favor of the proposed merger of Yakima Acquisition Corporation ("Yakima") with and into the Issuer pursuant to the Agreement and Plan of Reorganization dated as of December 11, 1998 by and among the Issuer, the Reporting Person and Yakima, a wholly-owned subsidiary of the Reporting Person (the "Merger Agreement"). The Reporting Person expressly disclaims beneficial ownership of any of the shares of Issuer Common Stock covered by the Voting Agreement. Based on the number of shares of Issuer Common Stock outstanding on December 11, 1998 as represented by the Issuer in the Merger Agreement, the number of shares of Issuer Common Stock indicated represents approximately 48.3% of the outstanding shares of Issuer Common Stock (subject to adjustment for fractional shares and option exercises).


ITEM 1 - SECURITY AND ISSUER

        This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Shares" or the "Issuer Common Stock"), of Anergen, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 301 Penobscot Drive, Redwood City, California 94063.


ITEM 2 - IDENTITY AND BACKGROUND

(a)-(c) This Schedule 13D is filed by Corixa Corporation, a Delaware corporation (the "Reporting Person"). The address of the principal business and principal office of the Reporting Person is 1124 Columbia Street, Suite 200, Seattle, Washington 98104. The Reporting Person is a biotechnology company that applies its advanced immunological expertise and proprietary technology platforms to discover and optimize vaccines and other antigen or adjuvant-based products.

        As a result of entering into the Voting Agreement described in Items 3 and 4 below, the Reporting Person may be deemed to have formed a "group" with each of the Stockholders (as defined in Item 3 below), for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. The Reporting Person expressly declares that the filing of this Schedule 13D shall not be construed as an admission by the Reporting Person that it has formed any such group.

        To the best knowledge of the Reporting Person, the name of each Stockholder, each Stockholder's resident address and the number of Shares owned by each Stockholder is set forth in Schedule II, which is incorporated herein in its entirety by reference. To the best knowledge of the Reporting Person, based on the Issuer's 1998 Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 6, 1998 and the information provided by each Stockholder on the Voting Agreement, the following Stockholders were, as of the date of the Voting Agreement, employed by the Issuer in the following capacities: Barry Sherman, M.D., President, Chief Executive Officer, Secretary and Director; Nick Lowcock, Director; Jeff Winkelhake, Vice President, Pharmaceutical Development; Maureen Howard, Vice President, Research; Michael Shulman, Vice President, Clinical Development; David Smith, Vice President, Finance and Chief Financial Officer; Harden McConnell, Director; Harry Penner, Director; James Thomas, Director; Bruce Carter, Director; and Nicole Vitullo, Director.

                                  SCHEDULE 13D

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CUSIP NO. 034602-10-2                                   PAGE 4 OF 9 PAGES
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        To the best of the Reporting Person's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

         (d)-(e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The Reporting Person entered into an Agreement and Plan of Merger dated as of December 11, 1998 by and among the Reporting Person, Yakima and the Issuer (the "Merger Agreement"), providing for the merger (the "Merger") of Yakima with and into the Issuer with the Issuer as the surviving corporation, pursuant to which each outstanding Share will be converted into the right to receive .058751 shares of common stock, par value $0.001 per share, of the Reporting Person, subject to adjustment for certain potential pre-closing events. The Merger is subject to the approval of the Merger Agreement by the Issuer's stockholders and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

        As a further inducement for the Reporting Person to enter into the Merger Agreement and in consideration thereof, Warburg, Pincus Ventures, L.P., International Biotechnology Trust PLC, Novo Nordisk A/S, Nicole Vitullo, Jeff Winkelhake, Maureen Howard, Barry Sherman, M.D., Nick Lowcock, Michael Shulman, David Smith, Harden McConnell, Harry Penner, James Thomas and Bruce Carter (collectively, the "Stockholders"), entered into a Voting Agreement (the "Voting Agreement"), dated as of December 11, 1998, with the Reporting Person whereby the Stockholders agreed, severally and not jointly, to vote all of the Shares beneficially owned by them in favor of approval and adoption of the Merger Agreement. The Reporting Person did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreement.

         References to, and descriptions of, the Merger Agreement and the Voting Agreement, respectively, as set forth above in this Item 3, are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, respectively, included as Exhibits 1 and 2, respectively, to this
Schedule 13D, and are incorporated in this Item 3 in their entirety, respectively, where such references and descriptions appear.

                                  SCHEDULE 13D

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CUSIP NO. 034602-10-2                                   PAGE 5 OF 9 PAGES
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ITEM 4 - PURPOSE OF TRANSACTION

(a)-(j) The information set forth, or incorporated by reference, in Item 3 is hereby incorporated herein by reference.

         Pursuant to the Voting Agreement, the Stockholders have agreed to vote all of the Shares beneficially owned by them in favor of the approval and adoption of the Merger Agreement. The Voting Agreement terminates upon the earlier to occur of the completion of the Merger or the termination of the Merger Agreement. The name of each Stockholder and the number of outstanding shares of Issuer Common Stock held by each Stockholder are set forth on Schedule II hereto, which is incorporated herein by reference.

         The purpose of the Voting Agreement is to facilitate consummation of the Merger.

         Upon consummation of the Merger as contemplated by the Merger Agreement, (a) Yakima will be merged into the Issuer, (b) the sole officer and director of Anergen will be Steven Gillis, Ph.D, (c) the Certificate of Incorporation and Bylaws of the Issuer will be replaced by the Certificate of Incorporation and Bylaws of Yakima, (d) the Shares will cease to be authorized for listing on the Nasdaq National Market and (e) the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         References to, and descriptions of, the Merger Agreement and the Voting Agreement, respectively, as set forth above in this Item 4, are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, respectively, included as Exhibits 1 and 2, respectively, to this
Schedule 13D, and are incorporated in this Item 4 in their entirety, respectively, where such references and descriptions appear.


ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

        (a) - (b) The number of Shares covered by the Voting Agreement is 9,146,294 (excluding warrant shares held by certain Stockholders and option shares exercisable within 60 days of January 8, 1999, which are included on
Schedule II), which constitutes approximately 48.3% of the Issuer Common Stock, based on the number of Shares outstanding on December 11, 1998, as represented by the Issuer in the Merger Agreement.

        By virtue of the Voting Agreement, the Reporting Person may be deemed to share with the respective Stockholders the power to vote Shares subject to the Voting Agreement. However, the Reporting Person (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Voting Agreement and (ii) disclaims any beneficial ownership of the shares of Issuer Common Stock which are covered by the Voting Agreement. See the information in
Item 2 with respect to the Stockholders and the information in Items 3 and 4 with respect to the Voting Agreement, which information is incorporated herein by reference.

                                  SCHEDULE 13D

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CUSIP NO. 034602-10-2                                  PAGE 6 OF 9 PAGES
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        (c) Other than as set forth in this Item 5(a)-(b), to the best of the
Reporting Person's knowledge as of the date hereof (i) neither the Reporting Person nor any subsidiary or affiliate of the Reporting Person nor any of the Reporting Person's executive officers or directors, beneficially owns any shares of Issuer Common Stock, and (ii) there have been no transactions in the shares of Issuer Common Stock effected during the past 60 days by the Reporting Person, nor to the best of the Reporting Person's knowledge, by any subsidiary or affiliate of the Reporting Person or any of the Reporting Person's executive officers of directors.

        (d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock obtainable by the Reporting Person.

        (e) Not applicable.

        Reference to, and descriptions of, the Merger Agreement and Voting Agreement, respectively, as set forth in this Item 5, are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, respectively, included as Exhibits 1 and 2, respectively, to this
Schedule 13D, and incorporated in this Item 5 in their entirety, respectively, where such references and descriptions appear.


ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement and the Voting Agreement are included as Exhibits 1 and 2, respectively, to this Schedule 13D. To the best of the Reporting Person's knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationship (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities of the Issuer.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT    DESCRIPTION
-------    -----------

1. Agreement and Plan of Merger, dated as of December 11, 1998 by and among Corixa Corporation, Yakima Acquisition Corporation and
           Anergen, Inc. (without exhibits).

2. Voting Agreement, dated as of December 11, 1998, by and between Corixa Corporation and each of the following stockholders of Anergen,
           Inc.: Warburg, Pincus Ventures, L.P., International Biotechnology
           Trust PLC, Novo Nordisk A/S, Nicole Vitullo, Jeff Winkelhake, Maureen
           Howard, Barry Sherman, Nick Lowcock, Michael Shulman, David Smith,
           Harden McConnell, Harry Penner, James Thomas and Bruce Carter.

                                  SCHEDULE 13D

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CUSIP NO. 034602-10-2                                   PAGE 7 OF 9 PAGES
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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 9, 1999                      /s/ MICHELLE BURRIS
                                             -----------------------------------
                                             By:     Michelle Burris
                                             Title:  Vice President and Chief
                                                     Financial Officer


        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                                  SCHEDULE 13D

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CUSIP NO. 034602-10-2                                  PAGE 8 OF 9 PAGES
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                                   SCHEDULE I

        The following sets forth the name, business address and present principal occupation or employment of each director and executive officer of the Reporting Person. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 1124 Columbia Street, Suite 200, Seattle, Washington 98104.

                               BOARD OF DIRECTORS

NAME AND TITLE                              PRESENT PRINCIPAL OCCUPATION
--------------                              ----------------------------
Joseph S. Lacob, Chairman of the Board      Partner, Kleiner Perkins Caufield & Byers

Steven Gillis, Ph.D                         President and Chief Executive Officer, Corixa
                                            Corporation

Mark McDade                                 Executive Vice President and, Chief Operating
                                            Officer, Corixa Corporation

Arnold L. Oronsky, Ph.D                     General Partner, InterWest Partners

Andrew E. Senyei, M.D.                      General Partner, Enterprise Partners


                    EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

NAME AND TITLE                              PRESENT PRINCIPAL OCCUPATION
--------------                              ----------------------------

Steven Reed, Ph.D                           Executive Vice President and Chief Scientific
                                            Officer, Corixa Corporation

Kenneth Grabstein, Ph.D                     Vice  President and Director of Immunology, Corixa
                                            Corporation

Michelle Burris                             Vice President and Chief Financial Officer, Corixa Corporation

Martin Cheever, M.D.                        Vice President and Director of Medical Affairs,
                                            Corixa Corporation

                                  SCHEDULE 13D

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CUSIP NO. 034602-10-2                                   PAGE 9 OF 9 PAGES
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                                   SCHEDULE II

        The following sets forth the name of each Stockholder that is a party to the Voting Agreement and the number of shares of Common Stock of Anergen, Inc. beneficially owned by each such Stockholder. Except as indicated below, each such person that is an individual is a U.S. citizen, and the business address of each such person is 301 Penobscot Drive, Redwood City, California 94063.

PARTY                                                      SHARES             OPTION SHARES/
                                                                               WARRANT
                                                                               SHARES(1)

Warburg, Pincus Ventures, L.P                             5,478,049                    -
    466 Lexington Avenue
    New York, NY  10017
International Biotechnology Trust PLC                     2,439,024                    -
    c/o Rothschild Asset Management Limited
    St. Swithin's Lane
    London, EC4N 8NR
    England
Novo Nordisk A/S                                          1,219,745                    -
    Novo Alle
    2880 Bagsvaerd
    Denmark
Jeff Winkelhake                                                 362              113,442
Maureen Howard                                                    -               56,660
Barry Sherman                                                 9,114              299,987
Nick Lowcock(2)                                                   -                    -
Michael Shulman                                                   -               32,508
David Smith                                                       -               37,178
Harden McConnell                                                  -               37,588
Harry Penner                                                      -               37,588
James Thomas(3)                                           5,478,049                    -
Bruce Carter(4)                                           1,219,745                    -


(1) Includes warrant shares held by such Stockholder and option shares exercisable within sixty (60) days of January 8, 1999.

(2) Does not include shares held by Warburg, Pincus Ventures, L.P., with which Mr. Lowcock is affiliated. Mr. Lowcock disclaims beneficial ownership of these shares.

(3) Represents 5,478,049 shares held by Warburg, Pincus Ventures, L.P., with which Mr. Thomas is affiliated. Mr. Thomas disclaims beneficial ownership of these shares.

(4) Represents 1,219,745 shares held by Novo Nordisk A/S, of which Dr. Carter is an executive officer. Dr. Carter disclaims beneficial ownership of these shares.